02022820

ANNUAL AUDITED REPORT
FORM G-405*
PART III

U.S. DEPARTMENT OF THE TREASURY
WASHINGTON, D.C. 20220

FACING PAGE
Information Required of Government Securities Brokers and Dealers
Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

RECEIVED MAY 30 2002 WASH. D.C. PROCESSING SECTION

OMB APPROVAL
OMB # 1505-0100
Expires: 4/30/88

SEC FILE NO.
8-37947

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

GARBAN LLC

G-405

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

560 Washington Street
(No. and Street)

NEW YORK (City) NY (State) 10014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Curry 201-369-5664
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 05 2002
P
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1177 AVENUE OF THE AMERICAS (ADDRESS) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2.*

SEC 1410 (11-84)

AH
5/31/2002

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garban LLC, as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Philip Curry
Signature

Chier Financial Officer
Title

Roger C. Campbell
Notary Public

Roger C. Campbell
Notary Public, State of New York
No. 02CA4688340
Qualified in New York County
Commission Expires January 31, 20 06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Garban LLC and Subsidiaries

Consolidated Statement of
Financial Condition
March 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Member of
Garban LLC and Subsidiaries:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Garban LLC and Subsidiaries (the "Company") at March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 7, 2002

Garban LLC and Subsidiaries
Consolidated Statement of Financial Condition
March 31, 2002
(dollars in thousands)

Assets	
Cash and cash equivalents	$ 46,415
Cash and securities segregated under federal regulations	6,951
Deposits with clearing organizations	21,836
Securities owned, at market value	12,987
Securities owned held at clearing brokers, at market value	98
Receivable from brokers, dealers and clearing organizations	1,811,186
Receivable from customers	2,575
Commissions receivable, net of allowance for doubtful accounts of $4,409	35,484
Receivable from affiliates	20,311
Exchange memberships, at cost (market value - $9,900)	3,220
Furniture, equipment and leasehold improvements, at cost, Less accumulated depreciation and amortization of $1,181	2,788
Prepaid expenses and other assets	10,045
	$ 1,973,896
Liabilities and Member's Equity	
Liabilities	
Bank loan payable	$ 631
Payable to brokers, dealers and clearing organizations	1,787,012
Securities sold, but not yet purchased, at market value	262
Payable to customers	3,241
Payable to affiliates	2,018
Accrued expenses and accounts payable	42,887
	1,836,051
Commitments and contingencies (Note 7)	
Member's equity	137,845
	$ 1,973,896

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization

Garban LLC, a Delaware limited liability company, is an indirect wholly owned subsidiary of ICAP plc (formerly Garban-Intercapital plc), a public company registered in the United Kingdom and engaged principally in money and securities broking throughout the world. The Member is Garban Intercapital North America Inc. ("GINA").

Garban LLC is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Garban LLC, headquartered in a temporary New York location, and with an office in London, is a broker of United States Treasury bills, notes and bonds, and other obligations of United States governmental agencies, and repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities on a fully matched basis. Subsidiaries operate in the brokering of financial instruments including corporate bonds, preferred stock, U.S. Governmental and other Federal agency obligations, collateralized mortgage obligations and other asset-backed corporate debt securities, and domestic and international money market brokerage services. Subsidiaries, operating out of a temporary location in New York, are registered with the SEC and NASD. One subsidiary is also a member of the New York Stock Exchange.

The consolidated financial statements include the accounts of Garban LLC (the "Company") and its wholly-owned subsidiaries. The subsidiaries are single member limited liability companies in which Garban LLC has a 100% interest. The four limited liability companies are Garban Corporates LLC, Garban Securities LLC, Garban Capital Markets LLC and Garban Futures LLC. All material intercompany balances have been eliminated in consolidation.

2. World Trade Center Disaster

The Company and its wholly-owned subsidiaries, occupied office space in both towers of the World Trade Center (WTC). As a result of the total destruction of the WTC complex in the attacks of September 11, 2001, the Company and its subsidiaries are operating out of temporary locations in New York and New Jersey.

The Company entered into a lease agreement for new permanent facilities in Jersey City, New Jersey and anticipates it will be occupied and operational by the latter part of 2002. The Company and subsidiaries are covered by the ICAP plc group insurance policies for material damages and business interruption insurance.

3. Summary of Significant Accounting Policies

The preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents at March 31, 2002 include approximately $21,457 of commercial paper invested overnight at a New York money center bank and approximately $17,557 of short-term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Deposits with clearing organizations include treasury bills with a market value of approximately $14,051 at March 31, 2002.

Proprietary securities transactions are recorded in the consolidated statement of financial condition on a trade date basis. Customers' securities transactions are recorded on a trade date basis.

Securities owned and securities sold, but not yet purchased, are recorded at market value. At March 31, 2002, securities owned primarily consist of corporate obligations with a market value of approximately $3,672 and investments with a market value of approximately $9,413 in open-end management investment companies that primarily invest in U.S. Government securities and negotiable certificates of deposit. Securities sold, but not yet purchased, primarily consist of corporate obligations. Securities owned held at clearing broker represent those securities owned which have been pledged as collateral and may be rehypothecated by the clearing broker.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

The Company is party to a Tax Sharing Agreement (the "Agreement") with GINA and affiliated entities. Pursuant to this Agreement, the Company is required to remit payments, on a quarterly basis, to GINA in respect of current and deferred federal, state and local income taxes on the net income earned by the Company. The Company is included in the consolidated Federal and combined state and local tax returns filed by GINA. Deferred tax assets or liabilities and taxes receivable or payable are calculated as if each entity were a separate taxpayer.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company evaluates the recoverability of its long-lived assets, based on undiscounted cash flow projections and recognizes an impairment loss when the carrying value of individual long lived assets exceeds the projected undiscounted cash flows.

All financial assets and financial liabilities are stated at amounts which approximate fair value.

4. **Cash and Securities Segregated Under Federal Regulations**

Cash in the amount of $1,500 and Treasury bills with a market value of approximately $5,451 have been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (See Note 8).

5. **Receivable from and Payable to Brokers, Dealers and Clearing Organizations**

Settlement date for brokered transactions is generally one to three business days after trade date, except for securities issued by Federal agencies, which is between five and twenty business days after trade date. Receivable from and payable to brokers, dealers and clearing organizations primarily includes deposits paid for securities borrowed and deposits received for securities loaned. The balance also includes amounts due for securities transactions which have passed settlement date and are still outstanding.

Unsettled delayed-delivery, to-be-announced securities (TBA) and when-issued securities are recorded at fair value based on prices for forward-settling trades and recorded in the consolidated statement of financial condition net of unrealized gains and losses by counterparty, where management believes a legal right of offset exists. The fair value of these instruments is set forth below:

	Assets	Liabilities
Forward settlement contracts	355	426

6. **Receivable from and Payable to Customers**

Receivable from and payable to customers include amounts due on cash transactions.

7. **Commitments and Contingencies**

The parent company, ICAP plc has obtained an uncollateralized letter of credit in the amount of $5,500 in order to satisfy the requirements of the lease agreement entered into by the Company for the new facilities.

The Company is involved in other litigation arising in the ordinary course of their business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition.

The Company rents temporary office space under a month to month arrangement. Rental expense was paid by Garban Intercapital Services LLC (see Note 13). The Company entered into a 15 year lease agreement for new permanent facilities which it expects to occupy in the latter part of 2002. The lease contain provisions for escalations based on increases in certain costs incurred by the lessors. Minimum annual lease commitments under the lease are as follows:

(dollars in thousands)

Year Ending March 31	
2003	$ 1,966
2004	3,919
2005	4,068
2006	4,179
2007	4,291
Thereafter	50,042
	$ 68,465

A subsidiary has satisfied collateral requirements with a clearing organization at March 31, 2002 by depositing a letter of credit in the amount of $10,000.

8. Regulatory Requirements

Garban LLC is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

Garban LLC had liquid capital of approximately $57,179, at March 31, 2002, which was approximately $54,738 in excess of the minimum liquid capital requirement. Garban LLC's ratio of liquid capital to total haircuts was approximately 28 to 1.

Garban LLC has claimed an exemption under paragraph (k)(2)(i) of SEC Rule 15c3-3 (the "Rule") because Garban LLC promptly transmits all customer funds and delivers all securities received in connection with its activities as a government securities interdealer broker and does not otherwise hold funds or securities for, or owe money or securities to, customers. Garban Corporates LLC is subject to SEC Rule 15c3-3 and maintains a "Special Account for Exclusive Benefit of Customers" (see Note 4).

The Garban LLC subsidiaries are registered with the SEC and are subject to the Uniform Net Capital requirements under Rule 15c3-1, and, accordingly, must maintain minimum net capital (as defined). This rule allows for a flow-through benefit from the subsidiaries equal to net capital and net liquid capital in excess of the capital requirements of the subsidiaries. Garban Capital Markets LLC is also subject to the Department of the Treasury Regulation 402.2. The net capital and minimum net capital required of each subsidiary at March 31, 2002 are set forth below:

Company	Net Capital	Minimum Net Capital Requirement	Excess Net Capital
Garban Capital Markets LLC	$ 4,836	$ 777	$ 4,059
Garban Securities LLC	2,792	170	2,622
Garban Corporates LLC	24,781	1,000	23,781
Garban Futures LLC	149	75	74

(dollars in thousands)

The following summarizes the assets and liabilities of subsidiaries consolidated in the accompanying consolidated financial statements, but not consolidated in Garban LLC's corresponding unaudited Form G-405 part II filed as of March 31, 2002:

	Garban Capital Market LLC	Garban Corporates LLC	Garban Securities LLC	Garban Futures LLC	Total
Assets	$ 44,856	$ 1,029,414	$77,847	$ 255	$ 1,152,372
Liabilities	13,515	992,396	74,242	101	1,080,254
Net	$ 31,341	$ 37,018	$ 3,605	$ 154	$ 72,118

9. **Income Taxes**

Deferred tax assets of approximately $15,267 included in GINA's financial statements, are attributable to Garban LLC. These deferred tax assets primarily relate to the temporary differences between the tax and the financial reporting bases of accrued compensation, deferred compensation, and miscellaneous accruals. As of March 31, 2002, there was no valuation allowance against the deferred tax asset because, based on available evidence, management believes that it is more likely than not that the deferred tax assets will be realized.

10. **Employee Benefits**

The Company and its subsidiaries participate in a trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management.

11. ***Stock Option Plans***

The Company participates in stock option plans that provide for the granting of options to acquire shares in Garban-Intercapital plc to officers and other key employees of the Company. Options are generally granted at the market value of the date of the grant. Under one plan, options are granted with an exercise price that represents 50% of the market value at he grant date. Options generally vest between three and seven years after grant date and will expire within seven to ten years after the grant date.

12. **Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk**

In the normal course of business, the Company generally executes transactions as a riskless principal between undisclosed principals. If the riskless principal transactions do not settle because of failure by either counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. However, the Company does not anticipate non-performance by counterparties in the above situation.

A subsidiary has loaned to brokers and dealers, securities owned by customers and other brokers and dealers having a market value of approximately $896,649 and received cash or other

(dollars in thousands)

collateral with a value of approximately $928,121, which is recorded in the Company's consolidated statement of financial condition at March 31, 2002. If a borrowing broker or dealer does not return a security, the subsidiary may be obligated to purchase the security in order to return it to the owner. In such circumstances, the subsidiary may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the subsidiary has borrowed from other brokers and dealers and financial institutions, securities having a market value of approximately $897,859 and has given cash or other collateral with a value of approximately $928,560, which is recorded in the Company's consolidated statement of financial condition at March 31, 2002. In the event a lender does not return the collateral, the subsidiary may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

At March 31, 2002, the Company and its subsidiaries had received collateral of $1,115,904 from counterparties under stock borrow and reverse repurchase agreements and has rehypothecated collateral of $1,098,407 under stock loan agreements and settlement of securities transactions.

A subsidiary has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The subsidiary has recorded this obligation in the consolidated financial statements at the March 31, 2002 market value of the related securities. The subsidiary is subject to loss if the market price of the securities increases subsequent to March 31, 2002.

The Company and its subsidiaries, maintains a policy to monitor market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, they have a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which they conduct business. Management does not anticipate nonperformance by the counterparties.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value. It is the policy of the Company to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized. Whenever warranted, additional cash or collateral is obtained. The Company monitors the credit worthiness of each counterparty.

The contractual amount of unsettled purchase and sale transactions for the Company at March 31, 2002 was approximately $35,630,000.

13. Transactions with Affiliates

The Company entered into an agreement with Garban Intercapital Services LLC, ("GISL"), an indirect wholly owned subsidiary of ICAP plc, whereby GISL provides them with shared occupancy and administrative (including finance, human resources, operations, legal and electronic data processing functions) services. Amounts receivable from and payable to affiliates are non-interest bearing and are due on demand.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control
Required by Department of the Treasury Regulations

To the Member of
Garban LLC and Subsidiaries:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Garban LLC (the "Company") and Subsidiaries for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Section 405.2 of the Department of the Treasury Regulations, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) of the Securities and Exchange Commission (the "SEC"), as adopted by the Department of the Treasury, in the following:

1. Making the periodic computations of liquid capital under Section 402.2 of the Department of the Treasury Regulations;
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Department of the Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g), as adopted by the Department of the Treasury, lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of the Treasury to be adequate for its purposes in accordance with the Government Securities Act of 1986 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the Department of the Treasury's objectives.

This report is intended solely for the information and use of the Member, management, the Department of the Treasury, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Section 405.2 of the Department of the Treasury Regulations in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 7, 2002